Filed by KKR Financial Holdings LLC

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule
14a-12 of the Securities Exchange Act of 1934.

Subject Company: KKR Financial Holdings LLC

Commission File No.: 001-33437

Commission File No. for Registration Statement

on Form S-4: 333-193359

KKR Financial Holdings LLC posted the below on its investor website on April 7, 2014:

On December 16, 2013, after the close of trading, KKR & Co. L.P. (NYSE: KKR) and KKR Financial Holdings LLC (NYSE: KFN) announced the signing of a definitive merger agreement where KKR will acquire KFN through a stock-for-stock merger.  Under the agreement, which has been approved by the boards of directors of both KKR and KFN, in KFN’s case based on the unanimous recommendation of a committee of independent directors of KFN, shareholders of KFN will receive 0.51 common units of KKR for each common share of KFN.

The transaction is subject to approval by KFN’s shareholders as well as customary regulatory approvals and other customary closing conditions.  KFN will hold a special meeting of common shareholders on Wednesday, April 30, 2014 to vote on the proposed merger.  Holders of record of KFN’s common shares as of the close of business on February 26, 2014 are entitled to attend and vote at the meeting.  Failure to vote will have the same effect as a vote against the proposed merger.  For questions or assistance with voting, please contact KFN’s proxy solicitor, Innisfree M&A Incorporated, at 1 (888) 750-5834 or at +1 (212) 750-5833.

Upon closing of the transaction, which is expected in the first half of 2014, KFN will become a subsidiary of KKR.  KFN’s perpetual preferred shares as well as its junior subordinated and senior notes will remain outstanding securities of KFN.

For further information regarding the transaction and special meeting, please refer to the documents below and to the SEC filings link at left.